UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The press release attached hereto contains material information about Mitsubishi UFJ Financial Group, Inc. and its current offering of shares of common stock, and is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-155420) filed under the U.S. Securities Act of 1933.

Mitsubishi UFJ Financial Group, Inc.

Concerning Determination of Issue Price and Selling Price and Other Matters

Tokyo, December 8, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) determined the issue price, the selling price and other matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of its shares, which were resolved at the meeting of the Board of Directors held on November 18, 2008, as set forth below:

1.	Issuance of New Shares by way of Offering (Public Offering)

(1)	Number of Shares to be Offered		634,800,000 shares of common stock of MUFG (the “shares”) which is the sum of (i) and (ii) below.

			(i)	569,700,000 new shares to be underwritten by underwriters in each of the offerings specified below.

				(a) Japanese Public Offering	234,800,000 shares

				(b) U.S. Offering	134,000,000 shares

				(c) International Offering	200,900,000 shares

			(ii)	A maximum of 65,100,000 shares which shall be the subject of purchase options to be granted to the U.S. Underwriters and the International Underwriters for each of the offerings specified below for the purchase of the additionally issued shares.

				(a) U.S. Offering	26,000,000 shares

				(b) International Offering	39,100,000 shares

(2)	Issue Price	(*1)			¥ 417 per share

(3)	Total amount of the Issue Price	(*2)			¥ 264,711,600,000

(4)	Amount to be Paid	(*1)			¥ 399.80 per share

(5)	Total amount to be Paid	(*2)			¥ 253,793,040,000

(6)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	(*2)	The amount of stated capital to be increased		¥ 29,809,020,000
			The amount of the additional paid-in capital to be increased		¥ 29,809,020,000

(7)	Subscription Period (in Japan)		The subscription period shall be from Tuesday, December 9, 2008 to Wednesday, December 10, 2008.

(8)	Payment Date			Monday, December 15, 2008

(*1)	With respect to the Japanese Public Offering, Nomura Securities Co., Ltd. as the Initial Underwriter shall underwrite and purchase all of the new shares at the amount to be paid and the Japanese Underwriters, including Nomura Securities Co., Ltd., shall handle the public offering at the issue price. With respect to the U.S. Offering and the International Offering, the U.S. Underwriters and the International Underwriters shall underwrite and purchase all of the new shares at the amount to be paid and offer at the issue price.
(*2)	This amount reflects the case in which the U.S. Underwriters and the International Underwriters exercise all of the purchase options as mentioned in (1) (ii) above.

2.	Secondary Offering of Shares by way of Sale of Treasury Shares

(1)	Number of Shares to be Sold		300,000,000 shares of common stock of MUFG.

			(a) Japanese Secondary Offering by way of Underwriting by underwriters	200,000,000 shares

			(b) U.S. Secondary Offering	40,000,000 shares

			(c) International Secondary Offering	60,000,000 shares

(2)	Selling Price	(*)		¥ 417 per share

(3)	Total amount of the Selling Price			¥ 125,100,000,000

(4)	Amount to be Paid	(*)		¥ 399.80 per share

(5)	Total amount to be Paid			¥ 119,940,000,000

(6)	Subscription Period (in Japan)		The subscription period shall be from Tuesday, December 9, 2008 to Wednesday, December 10, 2008.

(7)	Payment Date			Monday, December 15, 2008

(8)	Delivery Date			Tuesday, December 16, 2008

(*)	With respect to the Japanese Secondary Offering by way of Underwriting by underwriters, Nomura Securities Co., Ltd. as the Initial Underwriter shall underwrite and purchase all of the treasury shares at the amount to be paid and the Japanese Underwriters, including Nomura Securities Co., Ltd., shall handle the secondary offering at the selling price. With respect to the U.S. Secondary Offering and the International Secondary Offering, the U.S. Underwriters and the International Underwriters shall underwrite and purchase all of the treasury shares at the amount to be paid and offer at the selling price.

3.	Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment) (See 2. of “For Reference” attached hereto)

(1)	Number of Shares to be Sold	65,200,000 shares of common stock of MUFG

(2)	Selling Price	¥ 417 per share

(3)	Total amount of the Selling Price	¥ 27,188,400,000

(4)	Subscription Period	The subscription period shall be from Tuesday, December 9, 2008 to Wednesday, December 10, 2008.

(5)	Delivery Date	Tuesday, December 16, 2008

4.	Issuance of New Shares by way of Third-Party Allotment (See 2. of “For Reference” attached hereto)

(1)	Amount to be Paid		¥ 399.80 per share

(2)	Total amount to be Paid (Maximum)		¥ 26,066,960,000

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased (Maximum)	The amount of stated capital to be increased The amount of the additional paid-in capital to be increased	¥ 13,033,480,000 ¥ 13,033,480,000

(4)	Subscription Period		Tuesday, January 13, 2009

(5)	Payment Date		Wednesday, January 14, 2009

*     *     *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

[For Reference]

1.	Calculation of Issue Price and Selling Price

(1) Price Calculation Date and Price	Monday, December 8, 2008	¥430

(2) Discount Rate		3.02%

2.	Japanese secondary offering by way of over-allotment and other matters

The Japanese secondary offering by way of over-allotment as mentioned in “3. Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)” above (the “Japanese Secondary Offering by way of Over-Allotment”), is a secondary offering in Japan to be made in relation to (a) the Japanese Public Offering mentioned in “1. Issuance of New Shares by way of Offering (Public Offering)” and (b) the Japanese Secondary Offering by way of Underwriting mentioned in of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” for shares of common stock of MUFG, in a number of 65,200,000 shares, that will be borrowed by Nomura Securities Co., Ltd. (“Nomura Securities”) from certain shareholder(s) of MUFG, after taking into account market demand for the offerings mentioned in (a) and (b) above and other conditions.

In connection with the Japanese Secondary Offering by way of Over-Allotment, the Board of Directors of MUFG has resolved, at the meeting held on Tuesday, November 18, 2008, that MUFG will issue 65,200,000 shares of its common stock to Nomura Securities by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Wednesday, January 14, 2009, in order for Nomura Securities to obtain the number of shares necessary to return the shares of common stock of MUFG that were borrowed by Nomura Securities from certain shareholder(s) of MUFG, as mentioned above (the “Borrowed Shares”).

Nomura Securities may also purchase shares of common stock of MUFG (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from Thursday, December 11, 2008 to Tuesday, January 6, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of MUFG purchased by Nomura Securities during the Syndicate Cover Transaction Period will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, Nomura Securities may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Japanese Secondary Offering by way of Over-Allotment.

Nomura Securities may conduct stabilizing transactions along with the Japanese Public Offering, the Japanese Secondary Offering by way of Underwriting and the Japanese Secondary Offering by way of Over-Allotment. The shares of common stock of MUFG purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

With respect to the number of shares obtained by deducting (a) the number of shares purchased through stabilization transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, Nomura Securities will accept the allotment under the Capital Increase by way of Third-Party Allotment and will purchase an equivalent number of shares of common stock of MUFG. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the determined number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the cancellation of the issuance, due to forfeiture.

The Syndicate Cover Transactions will be made by Nomura Securities after consultations with Mitsubishi UFJ Securities Co., Ltd. The stabilizing transactions will be made by Nomura Securities upon consultations on the policy with Mitsubishi UFJ Securities Co., Ltd., and Nomura Securities will consult with Morgan Stanley Japan Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd. when appropriate.

3.	Use of proceeds

The entire amount of ¥ 398,645,000,000 which is the approximate net amount of the Public Offering, Sale of Treasury Shares and Capital Increase by way of Third-Party Allotment shall be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen MUFG’s overall group capital base.

Note:	This press release has been prepared for the sole purpose of publicly announcing the issue price, the selling price and other matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of MUFG’s shares, does not constitute all the information regarding the offering described in this press release and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.
MUFG has filed a registration statement (including prospectus) with the SEC (Registration No. 333-155420) with respect to the portion of the offering to be conducted in the United States. Before you invest, you should read the prospectus in that registration statement and other documents MUFG has filed with the SEC for more complete information about MUFG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MUFG, any underwriter or any dealer participating in the offering will arrange to send any investor in the United States the relevant prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Nomura Securities International, Inc. toll-free at 1-800-666-8721 or J.P. Morgan Securities Inc. at 1-718-242-8002, or you may e-mail a request to Morgan Stanley & Co. Incorporated at prospectus@morganstanley.com, Nomura Securities International, Inc. at eqse@us.nomura.com or J.P. Morgan Securities Inc. at addressing.services@jpmchase.com.